

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

January 5, 2017

Mr. Peter Janosi
President
MarilynJean Interactive, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074-7722

> **Re:** **MarilynJean Interactive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed July 15, 2016**
> **File No. 000-54870**

Dear Mr. Janosi:

We issued comments on the above captioned filing on November 8, 2016. On December 19, 2016, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Sondra Snyder, Staff Accountant at (202) 551-3332, Andrew Blume, Staff Accountant at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products